# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New Century Logistics (BVI) Ltd, CIK 0001968043
CUSIP: G64627113
Title of class of securities: Ordinary shares, no par value
Address of issuer's principal executive offices: Office A-E, 33/F, King Palace Plaza,, 55 King Yip Street, Kwun Tong,, Kowloon, Hong Kong (K3), 0000
Date of event which requires filing of this statement: 08/21/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002153116

## Reporting persons
- Chen Xueyi: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 250,000; shared voting power 0; sole dispositive power 250,000; shared dispositive power 0; aggregate amount beneficially owned 250,000 (7.78% of the class)
  Comment: The percentage of class is based on 3,214,538 Ordinary Shares outstanding as of August 26, 2026, as provided by the Issuer.

## Item 1. Issuer
Name of issuer: New Century Logistics (BVI) Ltd
Address of issuer's principal executive offices: Office A-E, 33/F, King Palace Plaza, 55 King Yip Street, Kwun Tong, Kowloon, Hong Kong

## Item 2. Person Filing
Name of person filing: Chen Xueyi
Address of principal business office or, if none, residence: 7-2, 70 Wannian Village, Yuzhong District, Chongqing, China
Citizenship: China / F4

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 250,000.00
Percent of class: 7.78 %
Sole power to vote or to direct the vote: 250,000.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 250,000.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Chen Xueyi: /s/ Chen Xueyi, Chen Xueyi (09/03/2026)